EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-69565 on Form N-1A of our reports dated February 23, 2024, relating to the financial statements and financial highlights of Calvert Responsible Municipal Income Fund, Calvert Emerging Markets Focused Growth Fund, Calvert Flexible Bond Fund, Calvert Global Real Estate Fund and Calvert Small/Mid-Cap Fund, each a series of Calvert Management Series (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year or period ended December 31, 2023, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 24, 2024